Exhibit 99.8

Consent of Independent Auditors

We consent to use of our report dated March 28, 2005 with respect to the consolidated financial statements of Canada Southern Petroleum Ltd. as at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 included in this Annual Report (Form 40-F) for 2004 with the Securities and Exchange Commission.

We also consent to the incorporation by reference in the Registration Statements (Forms S-8 Nos. 033-63210 and 333-67933) pertaining to the Stock Option Plans of Canada Southern Petroleum Ltd. of our report dated March 28, 2005 with respect to the consolidated financial statements of Canada Southern Petroleum Ltd. as at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 included in this Annual Report (Form 40-F) for the year ended December 31, 2004.

Calgary, Canada

/s/ Ernst & Young LLP

March 31, 2005

Chartered Accountants